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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                      Form 20-F     X           Form 40-F
                                 ------                    ------

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                        101(b)(1):
                      Yes                       No            X
                                 ------                    ------


                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                      Yes                       No            X
                                 ------                    ------

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes                       No            X
                                 ------                    ------


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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                       ENDESA HOLDS ANALYST PRESENTATIONS
                                  IN LA CORUNA



New York, July 8, 2005- Endesa (NYSE:ELE) would like to inform that the following analyst presentations, hosted today by Endesa's CEO, Mr. Rafael Miranda, are available for download from the Spanish Securities and Exchange Commission (CNMV) website, at www.cnmv.es
                              -----------

     o    ENDESA's Generation Assets

     o    ENDESA's Strategic Plan on Generation Capacity

     o    Fuel Purchasing Strategy

     o    ENDESA's actions to meet National Allocation Plan

     o    Ten proposals for improving liberalised market

     o    Update on Regulatory Issues



           For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200
                              http://www.endesa.es




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ENDESA, S.A.

Dated: July 8th, 2005         By: /s/ David Raya
                                  ---------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations